Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Reports Third Quarter Financial Results

•	PDUFA Target Action Date of June 5, 2021 for Ryplazim® (plasminogen) BLA Submission
•	Ryplazim® (plasminogen) Abstracts Selected for Presentation at American Society of Hematology (ASH) in early December
•	Changes to Board of Directors
•	OXER1 Antagonist Preclinical R&D Program Acquired
•	New Appointments to Board of Directors
•	US$30 MM in gross proceeds from a private placement closed in November
•	C$29.1 MM in proceeds from long-term loan from SALP in September
•	Executive team changes

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – November 12, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today reported its unaudited financial results for the third quarter ended September 30, 2020.

“It has been an eventful and historic quarter for the Company led by the resubmission of our biologics licensing application (BLA) with the United States Food and Drug Administration (FDA) for Ryplazim® (plasminogen),” said Patrick Sartore, Chief Operating Officer, Plasma-Derived Therapeutics. “As we advance through the regulatory review process towards the current PDUFA target action date of June 5, 2021, we are continuing to build out our commercialization strategy to bring this much needed treatment to patients with congenital plasminogen deficiency (C-PLGD) in the U.S., pending FDA approval.”

“With the support of our largest shareholder, Structured Alpha LP (SALP), we have strengthened our financial position through the completion of a private placement for gross proceeds of US$30 million, with an equal contribution from SALP and a new US healthcare investor, and with an additional long-term loan from SALP of C$29.1 million,” said Murielle Lortie, Chief Financial Officer.

The Company also reports that Mr. Kenneth Galbraith tendered his resignation as CEO and as a member of our Board for personal reasons, effective November 13, 2020. Mr. Bruce Pritchard, Chief Operating Officer, Small Molecule Therapeutics and Mr. Patrick Sartore, Chief Operating Officer, Plasma-Derived Therapeutics, are currently heading their respective business units and have agreed to act in the capacity of CEO and President respectively, effective November 13, 2020.  Mr. Galbraith will be involved in the transition of CEO duties to Mr. Pritchard.

Key Recent Highlights

•	BLA resubmission for Ryplazim® (plasminogen) filed with FDA in September 2020
•	PDUFA target action date now set by FDA as June 5, 2021
•	Ryplazim® (plasminogen) abstracts selected for presentation at ASH being held virtually between December 5 and 8, 2020
•	OXER1 antagonist R&D program acquired with C$2.4 million in secured convertible debenture financing provided to fund the ongoing preclinical research activities
•	Mr. Alek Krstajic and Mr. Eugene Siklos appointed to the Board of Directors
•	C$29.1 million in proceeds provided by long-term loan due in 2024 from SALP, the majority shareholder of Liminal
•	Completion of a private placement of common shares and warrants for US$30 million in gross proceeds from a combination of SALP and a new US healthcare investor

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•	Mr. Kenneth Galbraith to step down as CEO and Mr. Bruce Pritchard to be appointed as CEO and Mr. Patrick Sartore to be appointed as President, effective on November 13, 2020.

Key Anticipated Milestones

Liminal BioSciences continues to take precautionary measures in response to the COVID-19 global pandemic to protect the health of its employees, their families, patients, donors and local communities. The Company has had only limited disruptions to ongoing business operations related to the pandemic and is in position to provide guidance on the timing of certain near-term objectives:

•	Anticipated initiation of Phase 1 multiple ascending dose (MAD) trial in the United Kingdom of fezagepras in healthy volunteers in Q4-2020;
•	Expected nomination of preclinical product candidate (PCC) for GPR84 antagonist research program in Q4-2020;
•	Poster presentations for Ryplazim® (plasminogen) at ASH Annual Meeting to be held virtually in early December 2020;
•	Current expected PDUFA target action date for Ryplazim® (plasminogen) of June 5, 2021;
•	Potential monetization of Priority Review Voucher (PRV), if granted by FDA on successful Ryplazim® (plasminogen) BLA approval, in 2021
•	Anticipated initiation of a global Phase 2b clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis (IPF) in H2-2021;
•	Anticipated initiation of Phase 1b/2a clinical trial of fezagepras in the US for patients with high triglyceride levels (hypertriglyceridemia) in H2-2021;
•	US commercial launch of Ryplazim® (plasminogen), if approved by FDA, in 2021;
•	Expected nomination of PCC for OXER1 antagonist research program in H2-2021;
•	Anticipated initiation of additional clinical studies for Ryplazim® (plasminogen) in H2-2021; and
•	Potential marketing collaborations and patient access for Ryplazim® (plasminogen), including in selected ex-US markets, in 2021 and 2022, pending required local approvals for such markets.

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CoVIG-19 Plasma Alliance

In July 2020, Liminal BioSciences announced that it joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. On October 8, 2020, the National Institutes of Health announced the launch of a Phase 3 clinical trial supported by the Alliance. The trial is expected to assess the benefits of treatment in hospitalized patients across 18 countries to determine if an antibody-based serum (anti-coronavirus hIVIG) combined with remdesivir can boost the immune system to combat COVID-19. Liminal BioSciences will continue to evaluate ways in which it can support the fight against COVID-19 and encourage people who have fully recovered from COVID-19, or know someone who has, to use the Alliance’s “plasmabot” to find and be connected to a nearby plasma collection center.

“Our continued active managing of R&D and other expenses has contributed to the reduction of net loss from continuing operations for the third quarter of 2020 by approximately 20% compared to the same quarter of 2019,” said Murielle Lortie, Chief Financial Officer of Liminal BioSciences. “While we anticipate that our current working capital position together with the recently completed US$30 million private placement, should fund our continuing operations in the near term, we will continue to evaluate a variety of financing strategies to extend our cash runway, including a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, monetization of any PRV, that may be granted by the FDA in the future, and grant funding.”

Third Quarter Financial Results:

Following the sale of our bioseparations business segment in the fourth quarter of 2019, we have restated the prior periods to remove the impact of those operations from the lines in the financial statements and have reclassified those results to the discontinued operations line in the financial statements. All amounts presented in this section are in C$ unless otherwise specified.

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Cash Position: Cash and cash equivalents at September 30, 2020 were $36.0 million compared to $26.0 million as of June 30, 2020. As at September 30, 2020, the Company’s working capital, i.e., the current assets net of current liabilities, amounted to $28.3 million compared to $17.0 million at June 30, 2020. This cash and working capital position excludes the private placement

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closed on November 3, 2020 of US$30 million in gross proceeds (C$36.9 million net proceeds).
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Long-term debt: During the quarter ended September 30, 2020, we borrowed an additional $29.1 million in long-term debt under the borrowing facility provided by SALP. Total long-term debt as at September 30, 2020 was $40.4 million, of which $38.0 million is due and repayable in 2024.

•	Revenues were $0.6 million for the third quarter of 2020, as compared to $0.8 million for the third quarter of 2019.
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Research and development expenses were $12.4 million for the third quarter of 2020 compared to $18.1 million for the third quarter of 2019, representing a decrease of approximately 31% primarily due to a reduction in manufacturing cost for Ryplazim® (plasminogen) of $3.1 million, the recognition of $1.5 million in grants under the Canadian Emergency Wage Subsidy program of the Canadian government and a reduction in payroll and related expenses of $2.1 million.

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Administration, selling and marketing expenses were $9.0 million for the third quarter of 2020 compared to $9.9 million for the third quarter of 2019, representing a decrease of 9% due to a decline in legal fees, payroll and related expense, and share-based payments expense, but which were partially offset by an increase in directors’ and officers’ insurance cost.

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Finance costs were $2.2 million for the third quarter of 2020 compared to $1.7 million for the third quarter of 2019, representing an increase of $0.5 million reflecting the interest incurred on our secured convertible debentures issued concurrently with the acquisition of the OXER1 antagonist R&D program, and on the increased long-term debt with SALP.

•	Net loss from continuing operations was $23.3 million for the third quarter of 2020 compared to $29.6 million for the third quarter of 2019, representing a decrease of approximately 22%.

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About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, G-protein-coupled receptor 84 (GPR84), and peroxisome proliferator-activated receptors (PPARs). Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter a Phase 1 clinical trial in Q4-2020 in the UK to evaluate multiple ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Fezagepras is expected to be further evaluated in a global Phase 2b clinical trial in patients with idiopathic pulmonary fibrosis (IPF) anticipated to be initiated in H2-2021. In addition, we expect to initiate a Phase 1b/2a clinical trial in the US of fezagepras for patients with high triglyceride levels (hypertriglyceridemia) in H2-2021.

Fezagepras has previously been granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. The treatment has also received a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for IPF.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Liminal BioSciences’ lead plasma-derived product candidate is Ryplazim®(plasminogen) (“Ryplazim®”), for which the Company, through its US subsidiary, Prometic Biotherapeutics Inc., resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. The PDUFA target action date for this BLA filing is June 5, 2021. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

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Prometic Plasma Resources, a subsidiary of Liminal BioSciences, has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Liminal BioSciences’ Canadian plasma collection center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association. Liminal BioSciences’ American plasma collection center located in Amherst, New York is licensed by the State of New York and its BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements regarding our clinical development plans for fezagepras, with respect to the timing for FDA review of the BLA for Ryplazim®, our plans for commercial launch of Ryplazim® in the United States if approved, our regulatory and commercial plans for Ryplazim® outside the United States, the potential of our product candidates and development of R&D programs and the nature and timing of initiation of clinical trials.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with FDA review, Liminal BioSciences’ ability to effectively establish a commercial organization, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F, as amended, for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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